SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Floating Rate Series V Notes in a principal amount of ARS 209,397,900, due 2015.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Floating Rate Series V Notes in a principal amount of ARS 209,397,900, due 2015

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on August 26, 2015, will start the payment of the sixth installment of interests and the first installment of capital related to its Series V Notes issued on February 26, 2014.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 26, 2015
Number of service to be paid:	Sixth installment of interests and First installment of capital
Period comprised by the payment:	May 26, 2015 / August 26, 2015
Concept of payment:	Interests (100%), Capital (100%)
(100%)Payment Currency:	ARS (Argentine Peso)
Capital Outstanding:	ARS 209,397,900
Annual Nominal Interest:	24.5564%
Amount of interest being paid:	ARS 12,960,805.22
Applicable exchange rate:	To be defined according to the Price Supplement
Amount of capital being paid:	ARS 209,397,900
Payment address:	25 de Mayo 362, Buenos Aires, Argentina

Interests will be paid to the people at whose name the Notes were registered as of August 25, 2015 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

August 20, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets